UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 0-27721
                       ---------
(Check One):  [X] Form 10-K and Form 10-KSB   [ ] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended:  June 30, 2001
                  ---------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                             EBIZ ENTERPRISES, INC.
                             -----------------------
                             Full Name of Registrant


                            -------------------------
                            Former Name if Applicable

                         10225 E. Via Linda, Suite 300
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                           Scottsdale, Arizona 85258
                           -------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

Ebiz Enterprises, Inc. (the "Company") will not be able to complete the electronic filing of its Annual Report on Form 10-KSB for the year ended June 30, 2001 (the "Form 10-KSB") by the prescribed filing date of 5:30 p.m. EST on September 28, 2001 without unreasonable effort or expense as a result of the following:

On September 7, 2001, the Company filed a voluntary petition under Chapter 11 of the Bankruptcy Code in federal bankruptcy court in Phoenix, Arizona. In light of this bankruptcy filing, the Company will be unable to complete its internal financial statements, and therefore the Company's independent public accountants, Semple & Cooper LLP, will be unable to complete the year end audit with respect to the Company's financial statements. A statement signed by Semple & Cooper LLP is filed herewith as Exhibit A. While the Company intends to file its Form 10-KSB on October 15, 2001, there can be no assurances that such Form 10-KSB will be filed by such date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Jeffrey Perry                (480)            346-2014
           -------------------------------------------------------------
           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                          [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A attached hereto.

                             EBIZ ENTERPRISES, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2001                   By: /s/ Dave Shaw
                                               ---------------------------------
                                               Dave Shaw
                                               Chief Executive Officer

                                     ANNEX A

For the reasons stated in Part III to this Form 12b-25, the Company's Form 10-KSB for the year ended June 30, 2001 cannot be filed by the prescribed date of 5:30 p.m. EST on September 28, 2001.

The Company's consolidated net loss for the year ended June 30, 2000 was $10,121,304. The consolidated net loss for the year ended June 30, 2001 has not been determined at this time because the year end financial statements have not been completed but it is expected to significantly exceed last year's loss.

                                    EXHIBIT A


                        [SEMPLE & COOPER LLP LETTERHEAD]

We are the independent public accountants for Ebiz Enterprises, Inc., a Nevada corporation (the "Company"). In light of the Company's recent bankruptcy filing, the Company's management has been unable to complete its internal financial statements. Therefore, we have been unable to complete our year end audit of the Company's financial statements and furnish an opinion to the Company as required by Form 10-KSB.

/s/ Semple & Cooper LLP

Phoenix, Arizona
September 28, 2001